Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

F-3

NatWest Group plc

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Debt	Fixed-to-Fixed Reset Rate Subordinated Tier 2 Notes due 2047	(1)	457(r)		$	$750,000,000.00	0.0001381	$103,575.00

Total Offering Amounts:							$750,000,000.00		103,575.00
Total Fees Previously Paid:									0.00
Total Fee Offsets:									0.00
Net Fee Due:									$103,575.00

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Offering Note(s)

(1)	Calculated in accordance with Rule 457(r) under the U.S. Securities Act of 1933 (the “Securities Act”), as amended. Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $138.10 per $1,000,000 of the proposed maximum aggregate offering price.